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February 26, 2019

VIA E-MAIL AND EDGAR

Perry J. Hindin, Esq.

Special Counsel

Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street N.E.
Washington, D.C. 20549

Re:	Cottage Holdco B.V. Schedule TO-T Filed February 13, 2019 File No. 005-87529

Dear Mr. Hindin:

On behalf of our client, Cottage Holdco B.V. (“Purchaser”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 20, 2019 (the “Comment Letter”), with respect to the Tender Offer Statement on Schedule TO-T (SEC File No. 005-87529) (the “Tender Offer Statement”) filed by Purchaser, JAB Cosmetics B.V., JAB Holdings B.V., Agnaten SEC and Lucresca SE (the “Filing Persons”) with the Commission on February 13, 2019. In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Tender Offer Statement (“Amendment No. 1”) with the Commission.

Set forth below is the heading and text of the comments raised in the Comment Letter, followed by Purchaser’s responses thereto. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Tender Offer Statement.

Perry Hindin

Securities and Exchange Commission

February 26, 2019

Schedule TO

1.	Given that the tender offer seeks to buy less than all of the outstanding Shares and Purchaser is not subject to the periodic reporting requirements under the Securities Exchange Act of 1934 and rules thereunder, the safe harbor codified at Instruction 2 to Item 10 of Schedule TO is unavailable. Please provide us with a legal analysis that explains the basis for the position that the financial condition of the bidder is immaterial to a shareholder’s decision whether or not to participate in the tender offer. In providing such response, please address the fact that if the offer is fully subscribed, Parent will increase its ownership from 40% to 60%. Alternatively, please revise to disclose the information required by Item 10 of Schedule TO.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that Purchaser carefully considered whether the financial statements of the Filing Persons are material to the decision of a holder of Shares decision to tender Shares sought in the Offer. We respectfully advise the Staff that, as more fully explained below, Purchaser does not believe that the financial information of the Filing Persons are material to the decision of a holder of Shares to tender Shares sought in the Offer, and accordingly believe that such financial statements are not required to be reported in the Tender Offer Statement.

Item 10 of Schedule TO requires the disclosure of financial information regarding the offeror, as specified in Item 1010(a)-(b) of Regulation M-A, only where such information is material. Instruction 1 of Item 10 states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” The Regulation M-A adopting release (Release No. 33-7760, 34-42055; October 22, 1999) (the “Release”) states that there are several factors that should be considered in determining whether financial statements are material, including the ability of the bidder to pay for securities sought in the tender offer and/or to repay any loans in connection with the tender offer and whether the offer is subject to a financing condition. As noted in the Release, the Commission “believe[s] security holders may need financial information for the bidder when an offer is subject to a financing condition so they can evaluate the terms of the offer, gauge the likelihood of the offer’s success and make an informed investment decision.” Further, we note that the Release states that Instruction 2 of Item 10 is a safe harbor and is therefore not the exclusive means for determining whether financial statements should be deemed material.

In accordance with the above provisions and Commission guidance, the Purchaser respectfully submits that the financial information of the Filing Persons are not material to holders of Shares in determining whether to tender their Shares sought in the Offer because the information material to such holders is whether Purchaser has the financial resources to pay for the tendered Shares. We advise the Staff that there are no financing contingencies to the Offer and the Offer consideration consists solely of cash. In addition, as disclosed in the section of the Offer to Purchase titled “Source and Amount of Funds,” Purchaser has “access to sufficient funds to complete the transactions contemplated by the Offer,” and, moreover, Purchaser has entered into bank commitments providing for a $1,750,000,000 senior secured term loan credit facility for the purpose of financing the Offer. Furthermore, we advise the Staff that Purchaser’s affiliates are well-known investors with a history of making substantial investments in and acquisitions of major corporations, such as the Company’s $11 billion acquisition of The Procter & Gamble Company’s beauty brands (at which time Parent controlled approximately 97% of the Company’s outstanding voting power) and a $9 billion investment resulting in majority ownership of Keurig Dr Pepper Inc. Additionally, JAB Holdings B.V., a filing person and direct parent of Purchaser, through an undrawn credit facility, has access to amounts sufficient to pay the entire transaction value of up to $1,747,500,000 in the event the Offer is fully subscribed. Given the amount necessary to consummate the Offer and Purchaser’s affiliates’ record of completing transactions, Purchaser submits that the Company’s stockholders have all of the material information necessary to evaluate whether Purchaser has sufficient capacity to make payment for shares tendered in the Offer.

Perry Hindin

Securities and Exchange Commission

February 26, 2019

Furthermore, we respectfully acknowledge that the Commission provided additional guidance, specifically in footnote 195 to the Release, stating, in relevant part, that the financial information of a bidder can be material “when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target [as] security holders need financial information for the prospective controlling security holder to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder.” Purchaser acknowledges that financial information of a bidder that becomes a dominant or controlling shareholder pursuant to the tender offer could, depending upon the facts and circumstances, be material if the bidder’s financial situation informs its actions with respect to the company and other shareholders are subject to such actions. However, the relevance of the Purchaser and Parent’s significant existing equity stake is that the foregoing consequences will not occur as a result of the Offer because they already exist. We submit that there will be little substantive effect, if any, on such influence as a result of Parent and Purchaser increasing their aggregate ownership from 40% to 60% (assuming the purchase of the maximum number of Shares sought in the Offer), with the only practical effect being (aside from Parent and Purchaser having a larger aggregate investment in the Company) that if Parent and Purchaser increase their aggregate ownership from 40% to more than 50%, Parent and Purchaser will have sufficient aggregate voting power to guarantee (as opposed to having significant influence over) the outcome of resolutions submitted to the shareholders of the Company. Notwithstanding the potential for such further control, as disclosed in the section of the Offer to Purchase titled “Related Party Transactions; Certain Transactions Between Parent and Its Affiliates and the Company; Plans for the Company,” Purchaser and Parent do not currently intend to change the Company’s current governance structure, and while Purchaser and Parent may control more than 50% of the Shares following consummation of the Offer, the board of directors will continue to be comprised of a majority of independent directors.

Given the facts and circumstances of the Offer, and in particular the terms of the Offer described above, we respectfully submit that Purchaser believes the financial information of the Filing Persons are not material to the decision of a holder of Shares to tender Shares sought in the Offer, and accordingly believe that such financial statements are not required to be reported in the Tender Offer Statement.

Perry Hindin

Securities and Exchange Commission

February 26, 2019

Offer to Purchase

2.	Disclosure on page 2 indicates that Parent currently owns approximately 40% of the issued and outstanding Shares and if the offer is fully subscribed, Purchaser and Parent would together own approximately 60% of the issued and outstanding Shares. Please provide us with the legal analysis upon which the bidder relied upon to conclude that the disclosure requirements under Rule 13e-3 were inapplicable. Please also address whether or not this tender offer constitutes the first step in a series of transactions that ultimately could produce one of the two specified going private effects.

While we note disclosure on page 5 indicating that the terms of the committed financing will restrict the ability of Purchaser to acquire more than 75% of the outstanding shares, address in the response to this comment (i) whether such restriction applies to any and all affiliates of the Purchaser, including Parent, and (ii) the effect on Parent’s ability to seek a revision to such provision, cause the prepayment of such financing, etc. if Parent becomes owner of greater than 50% of the Shares issued and outstanding following consummation of the tender offer.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that Purchaser carefully considered whether the Offer constitutes a Rule 13e-3 transaction within the meaning of Rule 13e-3(a)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We respectfully advise the Staff that, as more fully explained below, the Offer is not intended, expected or likely to cause either of the effects described in Rule 13e-3(a)(3)(ii) and is not the first step in a series of transactions having a reasonable likelihood or a purpose of producing any of the effects described in Rule 13e-3(a)(3)(ii).

Specifically, Rule 13e-3(a)(3)(ii)(A) applies where a Rule 13e-3 transaction is reasonably likely to causes a class of equity securities which is subject to Section 12(g) or Section 15(d) of the Exchange Act to be held of record by less than 300 persons. We advise the Staff that the Shares are subject to the reporting obligations on Section 15(d) of the Exchange Act and that as of June 30, 2018, as disclosed in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended June 30, 2018, the number of record holders of the Shares was 991 as calculated in accordance with Rule 12g5-1 of the Exchange Act. This number is well above the 300 person limitation and, while the Offer may result in a nominal decrease in the number of record holders, the number of record holders is expected to remain significantly above 300 persons following consummation of the Offer, regardless of whether the Offer is fully subscribed, thereby not causing the Shares to become eligible for suspension under Rule 12h-3 of the Exchange Act or Section 15(d) of the Exchange Act.

Furthermore, the Staff provided guidance in Compliance and Disclosure Interpretation 104.01 of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (the “Interpretation”), noting that a transaction is not deemed to have “caused” a class of securities to become eligible for termination of registration or suspension of the obligation to report if an issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d) since the reduction in the number of record holders would not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A). In other words, where the transaction is incapable of producing such going private effect, the transaction is not deemed to be a Rule 13e-3 transaction. We respectfully submit that the reasoning underlying the Interpretation applies with equal force here because the Offer will not similarly cause the Company to become eligible to suspend its reporting obligations.

Perry Hindin

Securities and Exchange Commission

February 26, 2019

In addition, Rule 13e-3(a)(3)(ii)(B) applies where a transaction causes any class of equity securities which is either listed on a national securities exchange or authorized to be quoted on an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association. The Shares are listed on the New York Stock Exchange (the “NYSE”) and, as noted above, Purchaser reasonably believes there are approximately 991 record holders. Regardless of whether the Offer is fully subscribed, the consummation of the Offer is not intended, expected or reasonably likely to cause the Shares to be delisted under the NYSE pursuant to Section 802.01 of the NYSE Listed Company Manual.

Moreover, we respectfully advise the Staff that the Offer is not a part of any series of transactions described in Rule 13e-3(a)(3)(i) of which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3. Purchaser acknowledges that whether a transaction will be deemed to be a part of a series of transactions involving a Rule 13e-3 transaction is based on the “particular facts and circumstances of each situation.” See Exchange Act Release No. 17719, Question and Answer No. 4 (Apr. 13, 1981). As noted by the Commission in the adopting release for Rule 13e-3, “[t]he ‘purpose test,’…focuses on the reasons for the transaction. The issuer or affiliate is obviously in a position to know whether a reason for the transaction is to produce a specified effect.” The Commission further noted that “objectivity is provided by the effects selected for identifying a ‘going private transaction’…and avoid, where practicable, having the application of the rule turn upon subjective evaluations of the purposes and intentions of persons proposing to enter into a transaction.” See Exchange Act Release No. 16075 (Aug. 2, 1979). As stated in the section of the Offer to Purchase titled “Purpose and Reasons for the Offer; Plans for the Company,” Purchaser’s reason for effecting the Offer is not to suspend the Company’s reporting obligations or eliminate public trading of the Shares, but rather to increase the Filing Persons’ ownership of the Company. In fact, Purchaser believes it is in the best interests of the Company to maintain its current NYSE listing and reporting status following the Offer.

Accordingly, for the reasons stated above, we respectfully submit that the Purchaser believes that the Offer does not constitute a transaction or the first step in a series of transactions that could result in application of Rule 13e-3 because the two going private effects specified in Rule 13e-3(a)(3)(ii) are not at risk of occurring as a result of the Offer.

Perry Hindin

Securities and Exchange Commission

February 26, 2019

Certain Effects of the Offer, page 16

3.	With a view to disclosure, please advise what consideration the Purchaser and Parent gave to providing any additional disclosure regarding the effects that may result following Parent becoming owner of greater than 50% of the Shares issued outstanding following consummation of the tender offer. For example, would Parent be in a position to change the composition of the Board, replace executive officers, etc.? Does Parent have any plans to do so? Refer to Item 6 of Schedule TO and Item 1006(c) of Regulation M-A.

Response: In response to the Staff’s comment, we respectfully submit that Purchaser and Parent considered carefully the disclosure regarding the effects that may result following Parent becoming owner of greater than 50% of the Shares issued outstanding following consummation of the tender offer. However, we note that as stated in the section of the Offer to Purchase titled “Related Party Transactions; Certain Transactions Between Parent and Its Affiliates and the Company; Plans for the Company,” “Purchaser and Parent do not have any present plans or proposals that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation, or any purchase, sale or transfer of a material amount of the Company’s assets, or any material changes in the Company’s present dividend policy, indebtedness or capitalization, composition of its management or board of directors or its corporate structure or business.”

Further in response to the Staff’s comment, to add more prominence to this disclosure, we advise the Staff that we have revised the disclosure in the Summary Term Sheet in the Offer to Purchase under the question “Do you anticipate that the Company will continue as a public company following the Offer?” by adding the following:

•	“Purchaser and Parent do not have any present plans or proposals that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation, or any purchase, sale or transfer of a material amount of the Company’s assets, or any material changes in the Company’s present dividend policy, indebtedness or capitalization, composition of its management or board of directors or its corporate structure or business.”

Source and Amount of Funds, page 21

4.	We note that as of the filing of the Schedule TO, the documentation governing the Debt Financing had not been finalized and that, accordingly, the actual terms of the Debt Financing may differ from those described in the Offer to Purchase. Please disclose the term of the credit facilities, to the extent known. Refer to Item 7 of Schedule TO and Item 1007(d) of Regulation M-A. Please also confirm there have been no material changes to the disclosure contained in this section.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the documentation governing the Debt Financing has not been finalized, however, we do not expect the material terms of the Debt Financing to differ from such terms as disclosed in the section of the Offer to Purchase titled “Source and Amount of Funds” and Exhibit 99(B)(1) of the Tender Offer Statement in any material respect. We confirm that there have been no material changes to the disclosure contained in the section of the Offer to Purchase titled “Source and Amount of Funds,” and that upon finalization of the documentation governing the Debt Financing, we will file an amendment to the Tender Offer Statement to include the documents governing the Debt Financing. In response to the Staff’s comment, we respectfully advise the Staff that we have revised the disclosures in the section of the Offer to Purchase titled “Source and Amount of Funds” to state that the maturity of Debt Financing is three years following the closing date of the Offer.

Perry Hindin

Securities and Exchange Commission

February 26, 2019

Conditions of the Offer, page 24

5.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The disclosure in condition (i) of this section includes the language that “there shall have been...threatened any litigation, suit, claim...” With a view towards disclosure, please advise what is meant by the term “threatened” litigation, investigation, etc. and how it may be objectively determinable.

Response: In response to the Staff’s comment, please refer to our response to comment 6 below with respect to condition (i).

6.	We note that condition (viii) of this section along with clauses (E), (F) and (G) of condition (i) are qualified by materiality and/or reasonableness standards. With a view towards disclosure, please advise what consideration the Purchaser and Parent gave to including a similar standard in the remaining conditions, e.g. (i)(A) (“make more costly”), (B) (“dispose...any portion”) and (C) (“any...other requirement”), (ii) and (v) (“sale of any shares”).

Response: We respectfully submit to the Staff that each of the referenced conditions is a customary condition in this type of transaction and is in each case verifiable based on the context in which the conditions are presented. For example, (x) in the case of (i)(B) is made in reference to the rights of ownership over the Company’s business that, in the reasonable belief of Purchaser, it believed it was obtaining in the Offer and (y) in the case of (i)(B) is made in addition to the federal securities laws, the making of the Offer and the acceptance of the Shares sought in the Offer.

However, we respectfully acknowledge the Staff’s concern, and we advise the Staff that we have revised the disclosures in the section of the Offer to Purchase titled “Conditions of the Offer” by replacing conditions (i), (ii) and (v) with the following (additions are underlined below), adding numerous materiality and reasonableness qualifiers:

•	“i. there shall have been instituted, pending or Purchaser shall have been definitively notified of any person’s intent to commence, or in Purchaser’s reasonable judgment there is a reasonable likelihood that any person intends to commence, any litigation, suit, claim, action, proceeding or investigation before any supra-national, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body (each of which we refer to in this Offer to Purchase as a “Governmental Entity”): (A) challenging or seeking to, or which, in the reasonable judgment of Purchaser, is reasonably likely to, make illegal, materially delay or otherwise, directly or indirectly, restrain or prohibit or, which in Purchaser’s reasonable judgment is reasonably likely to, make materially more costly, or in which there are material allegations of any violation of law, rule or regulation relating to, the making of or terms of the Offer or the provisions of the Offer or, the acceptance of the Shares pursuant to the Offer by Purchaser or any other subsidiary or affiliate of Purchaser, or seeking to obtain material damages in connection with the Offer; (B) seeking to, or which in the reasonable judgment of Purchaser is reasonably likely to, individually or in the aggregate, prohibit or materially limit the full rights of ownership or operation by the Company, Purchaser or any of their subsidiaries or affiliates of all or any of the business or assets of the Company, Purchaser or any of their subsidiaries or affiliates (including in respect of the capital stock or other equity of their respective subsidiaries) or to compel the Company, Purchaser or any of their subsidiaries or affiliates to dispose of or to hold separate all or any material portion of the business or assets of the Company, Purchaser or any of their subsidiaries or affiliates; (C) seeking to, or which in the reasonable judgment of Purchaser is reasonably likely to, impose or confirm any material voting, procedural, price or other requirements in addition to those required by federal securities laws (as in effect on the date of the commencement of the Offer) in connection with the making of the Offer or the acceptance of some or all of the Shares by Purchaser or any subsidiary or affiliate of Purchaser; (D) seeking to, or which in the reasonable judgment of Purchaser is reasonably likely to, require divestiture or holding separate by Purchaser or any other subsidiary or affiliate of Purchaser of any material portion of the businesses or assets of the Company or any of its subsidiaries or affiliates; (E) seeking, or which in the reasonable judgment of Purchaser is reasonably likely to result in, any material diminution in the benefits reasonably expected to be derived by Purchaser or any other subsidiary or affiliate of Purchaser as a result of the transactions contemplated by the Offer; (F) relating to the Offer, which, in the reasonable judgment of Purchaser, might materially adversely affect the Company or any of its subsidiaries or affiliates or Purchaser or any of its subsidiaries or affiliates or the value of the Shares; or (G) which could reasonably be expected to otherwise prevent, adversely affect or materially delay consummation of the Offer;”

Perry Hindin

Securities and Exchange Commission

February 26, 2019

•	“ii. any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to the Company, Purchaser or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving the Company, by any Governmental Entity (other than the application of the waiting period provisions of any antitrust laws to the Offer or to any such merger or other business combination), that does or may, directly or indirectly, result in any of the consequences referred to in clauses (A) through (G) of paragraph (i) above that, in Purchaser’s reasonable judgment, has or may have a material adverse effect with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to Parent or any of its subsidiaries or affiliates;”

•	“v. the Company or any of its subsidiaries has (A) split, combined or otherwise changed, or authorized or proposed the split, combination or other material change of, the Shares or its capitalization; (B) acquired or otherwise caused a material reduction in the number of, or authorized or proposed the acquisition or other material reduction in the number of, outstanding Shares or other securities; (C) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to, and in accordance with, their publicly disclosed terms in effect as of the date of the commencement of the Offer, of employee stock options or other equity awards, in each case publicly disclosed by the Company as outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, in each case, that, in Purchaser’s reasonable judgment, has or may have a material adverse effect with respect to the value of the Shares to Parent or any of its subsidiaries or affiliates; (D) permitted the issuance or sale of shares of any class of capital stock or other securities of any subsidiary of the Company, in each case, that, in Purchaser’s reasonable judgment, has or may have a material adverse effect with respect to the value of the Shares to Parent or any of its subsidiaries or affiliates; (E) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, including, without limitation, any distribution of shares of any class or any other securities or warrants or rights other than cash dividends that have been publicly disclosed by the Company as outstanding prior to the date of the commencement of the Offer and quarterly or annual cash dividends on the Shares paid in the ordinary course of business consistent with past practice (including as to amount and timing); (F) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Purchaser, burdensome covenants or security provisions; (G) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, amalgamation, offer to exchange, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or release or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice; (H) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Purchaser’s reasonable judgment, has or may have a material adverse effect with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to Parent or any of its subsidiaries or affiliates; or (I) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents), or Purchaser becomes aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents), which has not been publicly disclosed prior to the date of the commencement of the Offer;”

Perry Hindin

Securities and Exchange Commission

February 26, 2019

7.	Disclosure on page 25 indicates that Purchase may terminate the Offer if there occurs “any material adverse change in the market price in the Shares.” Given the condition immediately preceding this condition that quantifies a decline in either the Dow Jones Industrial Average, or the S&P Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business at the time of the announcement of the Offer, please advise what consideration the Purchaser gave to disclosing to holders a similar quantification with respect to the stock price of the Company.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised the disclosures in the section of the Offer to Purchase titled “Conditions of the Offer” by replacing condition (iv)(G) with the following (additions are underlined below):

•	“any decline in either the Dow Jones Industrial Average, or the S&P Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business at the time of the announcement of the Offer or any decline in the market price of the Shares by an amount in excess of 15% measured from the close of business at the time of the announcement of the Offer”

Perry Hindin

Securities and Exchange Commission

February 26, 2019

Please contact the undersigned at (212) 735-2297 should you require further information or have any questions.

Very truly yours,

/s/ Maxim O. Mayer-Cesiano

Maxim O. Mayer-Cesiano

cc:	Joachim Creus

Cottage Holdco B.V.

Paul T. Schnell

Sean C. Doyle

Brian V. Breheny

Skadden, Arps, Slate, Meagher & Flom LLP